Domark International, Inc.
                             1809 East Broadway #125
                              Oviedo, Florida 32765

November 17, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: Item 4.01 Form 8-K
         Filed September 11, 2008
         File No. 333-136247

Dear Mr. Kempf and Mr. Littlepage:

Below are the responses to your comments on to your letter of October 9, 2008:

Form 8-K
Item 4.01

1. The disclosure in the third and fourth paragraphs of Item 4.01 of your Form 8-K should be clarified. It should state whether during the registrants two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(S), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

     We have noted your comment and revised the disclosure.

2. Similarly, please clarify the fifth paragraph of Item 4.01 of your Form 8-K. Indicate whether there were consultations with your new accountant during the two most recent fiscal years and the subsequent interim periods, prior to September 8, 2008, the date your new accountant was engaged. See
     Item 304(a)(2)(iv) of Regulation S-K.

     We have noted your comment and revised the disclosure.

Exhibit 16.1

3. Tell us why the letter from your former accountant, filed as an exhibit to this Form 8-K, was provided and signed by Chang Parker, CPA PhD. while the audit report included in your May 31, 2007 Form 10-KSB was provided by and signed by Chang G. Park, CPA. As appropriate, provide us evidence supporting Mr. Parker's qualification to practice before the Commission as
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     he  does  not  appear  to  be  registered  with  the  California  Board  of
     Accountancy or with the Public Company Accounting Oversight Board.

     We have noted your comment and revised the disclosure. In addition, we have confirmed that our prior auditor, Chang Park, CPA, is registered with the California Board of Accountancy and with the Public Company Accounting Oversight Board.

The Company hereby acknowledges:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ R. Thomas Kidd
--------------------------------
R. Thomas Kidd
Chief Executive Officer
Date: November 17, 2008